

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

September 7, 2011

<u>Via U.S. Mail</u>
Mr. Vincent Simonelli
Chief Executive Officer
Dream Homes Limited
314 Route 9
Forked River, NJ 08731

      Re: Dream Homes Limited
              Registration Statement on Form S-1
              Filed August 12, 2011
              File No. 333-176258

Dear Mr. Simonelli:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Disclosures in the plan of distribution section and the legal opinion filed as exhibit 5.1 that this registration statement is for a secondary offering of five million shares of common stock by the selling shareholders are inconsistent with disclosures elsewhere in the registration statement that this registration statement is for a primary offering of five million shares of common stock by the company on a best efforts basis. Please reconcile the disclosures.

2. If this is a self-underwritten offering by the company, disclose who will offer the securities on the company's behalf and whether the company is relying on the safe harbor from broker-

dealer registration in Rule 3a4-1 under the Exchange Act. If applicable, provide an analysis of the company's basis for reliance on the safe harbor.

3. Provide sufficient disclosure on the manner in which the securities will be offered. For example, indicate whether investors will be solicited through direct mailings, exclusively through personal contact, or investment meetings.

4. Tell us whether the company's sole officer and two directors may purchase shares in the offering.

Registration Statement's Facing Page

5. We are unable to locate footnote (3) to which a reference is made in the calculation of registration fee table. Please revise.

Prospectus' Outside Front Cover Page

6. If true, disclose here and in the summary of the offering on page 8 that this is a self-underwritten offering by the company on a best efforts basis. Further, if the company is making the offering on a best efforts minimum/maximum basis, show this information based on the total minimum and total maximum amount of the offering. See Item 501(b) of Regulation S-K. We note the disclosure in the first risk factor relating to the offering on page 14.

7. Disclose the offering price of the securities being offered. See Item 501(b) of Regulation S-K.

8. Disclose here and in the summary of the offering on page 8 whether Dream Homes has engaged or intends to engage a market maker and whether Dream Homes has applied or intends to apply for listing or quotation of its shares of common stock on any public market.

9. Highlight the cross reference to the risk factors section by prominent type or in another manner. See Item 501(b)(5) of Regulation S-K.

Explanatory Note, page 5

10. Since this registration statement is for a primary offering of five million shares of common stock being registered under the Securities Act, please delete the first sentence.

Cautionary Statement Regarding Forward Looking Statements, page 5

11. Since this is Dream Homes' initial public offering, please delete the phrase "within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")." See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Alternatively, make clear that Dream Homes in ineligible to rely on the safe harbor provision for this offering.

Market Data and Industry Information, page 7

12. We note the disclaimer "we do not make any representation as to its accuracy." Since Dream Homes may not disclaim responsibility for information that it has chosen to include in the registration statement, please delete the disclaimer.

Risk Factors, page 9

13. Delete the phrase "in this offering memorandum" in the introductory paragraph. Similarly, delete the phrases "of this private placement memorandum" and "through this private placement memorandum" on page 26 and the phrase "this Offering Memorandum" on page 30.

14. The presentation throughout this section often suggests or implies that Dream Homes is a fully operational company rather than a development stage company. For example, refer to the first risk factor. Please revise this section to present information accurately and adequately on Dream Homes as a development stage company rather than as a fully operational company and revise or delete disclosure that inappropriately mitigates the risks discussed or is more suited for the business section. For instance, please refer to the last paragraph in the risk factor entitled "*If we are unsuccessful in competing against our homebuilding competitors, our market share could decline or our growth could be impaired and, as a result, our financial results could suffer.*"

15. Provide prominent disclosure in a revised first risk factor that Dream Homes is a development stage company that has incurred cash and significant non-cash operating losses, has no revenue from the sale of homes, and has not begun its planned principal business operations.

16. Provide a discrete risk factor on the going concern opinion issued by Dream Homes' independent public accounting firm.

17. We note the statements on page 14 "In addition to the risks mentioned herein, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Memorandum, potential investors should keep in mind other potential risks that could be pertinent and/or important." Since Dream Homes is required to disclose all risks that it believes are material at this time, please delete the statements.

18. We note the disclosure under "5. Note Payable, including accrued interest" on page 49 that the company's obligation under the 8% convertible note due on May 5, 2012 is in default. Please revise to include risk factor discussion of the default.

We could experience a reduction in home sales and revenues or reduced cash flows due to our inability to acquire land for our housing developments if we are unable to obtain reasonably priced financing to support our homebuilding activities, page 10

19. Because you do not currently have any operations, we do not understand your reference to "internally generated funds." Please revise and advise.

This offering is a "Best Efforts" offering with no firm commitment, page 14

20. Please disclose that there is no minimum amount that needs to be raised and that investor funds will be accessed by the company immediately and not returned.

There will be a continuation of management control, page 14

21. Please specify the percentage of the company's outstanding common stock owned by its management and principal stockholders before and after the offering.

Use of Proceeds, page 15

22. We note the disclosure in footnote (4) that management has a verbal agreement with Amboy Bank to fund the acquisition, development, and construction of the Redwood property in three stages. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, you should provide a written description of the contract as an exhibit. For guidance, refer to Question 146.04 in the Regulation S-K section of our "Compliance and Disclosure Interpretations" which is available on the Commission's website at http://www.sec.gov.

23. We note the disclosure in the summary section that you intend to use part of the proceeds of the offering to reduce indebtedness. If any material part of the proceeds is to be used to discharge indebtedness, set forth the interest rate and maturity of such indebtedness. If the

indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness. Please refer to Instruction 4 of Item 504 of Regulation S-K. Please also fully comply with the disclosure requirements of Instructions 5 and 6 of Item 504 as we note the reference to the use of proceeds for acquisitions in the summary section on page 8.

Dilution, page 16

24. Provide these disclosures as required by Item 506 of Regulation S-K:

- The net tangible book value per share before and after the offering.

- The amount of the increase in net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered.

- The amount of the immediate dilution from the public offering price which will be absorbed by the purchasers.

Description of Business, page 17

25. Some of the presentation in this section is essentially promotional material more appropriately directed to Dream Homes' potential customers and advertisers than to Dream Homes' security holders and potential investors. For example, refer to the statements on page 18 "An investment in the common stock of Dream Homes, among the other opportunities which that investment might represent, is to a certain degree, a bet on the New Jersey real estate market," and "It is further believed by Management, based on varied real estate experience over the last 25 years, an opportunity for the acquisition of real assets currently exists at values which will allow for excellent returns over the next 5-7 year period." Revise this section so that the presentation contains balanced disclosure about Dream Homes and its planned business operations.

26. Disclose the specific factual basis for and the context of all Dream Homes' beliefs, estimates, and opinions in this section and the MD&A section. This pertains particularly to disclosure of all projections, statistics, and assertions. Note that Dream Homes must have a reasonable basis for all projections, statistics, and assertions. If not, Dream Homes should remove them from the filing. If Dream Homes relies on a third party source for the information, please disclose whether the source is available publicly, represents the most recently available data, and remains reliable. To expedite our review, please provide us copies of each source, marked clearly to highlight the portion or section that contains this information, and cross reference it to the appropriate location in the registration statement.

Management Policies, page 20

27. Although you state that the company's code of ethics is filed as exhibit 14.1, the code of ethics is not filed as exhibit 14.1 to the registration statement. Please file the code of ethics as an exhibit.

Legal Proceedings, page 20

28. Clarify that the disclosure covers the past 10 years. See Item 401(f) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

29. Given the uncertainty of Dream Homes' continued existence, management's discussion and analysis of financial condition and results of operations or MD&A must contain appropriate and prominent disclosure of Dream Homes' financial difficulties and Dream Homes' viable plans to overcome these difficulties. Additionally, MD&A should include a reasonably detailed discussion of Dream Homes' ability or inability to produce sufficient cash to support its operations during the 12 month period after the date of the financial statements. Please revise.

30. Given Dream Homes' history of no revenues, disclose how Dream Homes intends to satisfy the costs that it will incur as a result of becoming a public company upon the registration statement's effectiveness. Further, discuss Dream Homes' liquidity during the offering's duration, taking into account the fact that Dream Homes will be a reporting company under the Exchange Act.

Liquidity, page 27

31. Please amend your filing to disclose the covenants related to your note payable, why you are in default on the note, and the consequences to which you are subject as a result of the default, regardless of the debtor's intentions to collect or convert the note. If you received a waiver, please disclose that matter and the length of the extension.

32. You state on page 20 that the aggregate purchase price related to the Galloway Township is $1.7 million and $4.7 million for Seaview Gardens, which exceeds maximum proceeds of your offering of $5 million. Please amend your filing to disclose the amount of funding you require for your business for the next year and for the next five years. Please also disclose the source of funds. Refer to Sections 501.03 and .13 of the Financial Reporting Codification for guidance.

Management, page 28

33. Describe briefly the business experience of Mr. Vincent Simonelli during the past five years. See Item 401(e) of Regulation S-K.

Executive Compensation, page 29

34. We are unable to locate footnote (2) to which a reference is made in the summary compensation table. Please revise.

Certain Relationships and Related Party Transactions, page 29

35. Identify any promoter of Dream Homes, and disclose Dream Homes' transactions with any promoter. See Item 404(c) of Regulation S-K.

36. Item 404(d) of Regulation S-K requires a description of any transaction since the beginning of the issuer's last fiscal year or any currently proposed transaction in which the small business issuer was or is to be a participant and the amount involved exceeds the lesser of $120,000 or 1% of the average of the small business issuer's total assets at year end for the last two completed fiscal years and in which any related person had or will have a direct or indirect material interest. We note the disclosure under "Advances to and from Unconsolidated Related Parties" in note 1 to the financial statements on page 44. Please revise.

37. Disclosure in the first paragraph that the company had set up an employee stock grant program as of December 31, 2009 is inconsistent with disclosure in the last paragraph that the company has not yet created an employee stock grant program. Please reconcile the disclosures.

Description of Securities, page 30

38. Disclose that the articles of incorporation and bylaws are filed as exhibits to the registration statement.

Plan of Distribution, page 31

39. Disclosure that the shares of common stock may be sold at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices is inconsistent with disclosures elsewhere that the shares of common stock are being offered at $1.00 per share. Please reconcile the disclosures.

Where You Can Find More Information, page 33

40. We note the "not necessarily complete" language in the first paragraph. Clarify that the prospectus includes the material provisions of any contract or other document filed as an exhibit to the registration statement.

41. Revise the second paragraph to clarify that Dream Homes will become subject to the information and periodic reporting requirements of the Exchange Act upon effectiveness of this registration statement.

Financial Statements, page 37

42. Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Balance Sheets, page 37

43. Please amend your filing to disclose on the face of your balance sheet the number of shares issued and outstanding. Refer to Rule 5-02 of Regulation S-X for guidance.

Statement of Operations, page 38

44. Please amend your filing to present earnings per share pursuant to Rule 5-03 of Regulation S-X. Please also amend your filing to include the disclosure requirements of ASC 260-10-50-1.

45. Please amend your filing to present an income statement showing amounts of revenue and expenses for each period covered by the income statement and, in addition, cumulative amounts from the entity's inception. Specifically, we note your interim income statement does not provide cumulative amounts. Refer to ASC 915-225-45-1 for guidance.

Subsequent Events

46. Please revise your filing to disclose the date through which subsequent events have been evaluated, which we assume to approximate the consent date. Refer to ASC 855-10-50-1 for guidance.

Recent Sales of Unregistered Securities, page 51

47. For any securities not publicly offered, name the persons or identify the class of persons to whom the securities were sold. See Item 701(b) of Regulation S-K.

Undertakings, page 52

48. Provide the undertakings required by Item 512(a)(6) of Regulation S-K.

Signatures, page 54

49. Dream Homes' controller or principal accounting officer also must sign the registration statement. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must indicate each capacity in which he signs the registration statement. See Instructions 1 and 2 for signatures on Form S-1, and revise.

Exhibit Index

50. Revise the exhibit index to indicate that exhibit 10.3 includes the agreement of sale and the amendment to the agreement of sale.

Exhibits

51. File a specimen of the common stock as an exhibit to the registration statement.

Exhibit 5.1

52. Please revise this opinion to remove the reference to selling shareholders and to state clearly that five million shares of common stock being offered by the company are legally issued, fully paid, and non-assessable.

53. Counsel must consent also to being named in the registration statement. Please revise.

Exhibit 10.1

54. We note that the contract for sale of real estate is unexecuted. File the executed contract for sale of real estate as an exhibit.

55. Section 3.0 of the contract for sale of real estate filed as exhibit 10.1 stipulates that the closing of title must take place on or before September 19, 2009 unless the buyer requests on or before September 15, 2009 a three month extension to December 15, 2010 (sic). Consequently, it appears that the contract is no longer binding on the parties. Please revise the disclosure in the registration statement.

Exhibit 10.2

56. Since this registration statement is for the offering and sale of up to five million shares of common stock by the company, it is unclear why the subscription agreement for units consisting of one share of common stock and one warrant to purchase shares of common stock is included as an exhibit to the registration statement. Please file the subscription agreement for the offering under this registration statement as an exhibit.

Exhibit 10.3

57. Section 5 of the amendment to agreement of sale filed as exhibit 10.3 stipulates that the conditions precedent for closing are extended for an additional period of 12 months from the date that the amendment is fully executed by the parties. Since the parties fully executed the amendment on March 26, 2009, the extension period for the conditions precedent for closing has expired. Please revise the disclosure in the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may direct questions on the comment to Tracey L. McKoy at (202) 551-3772 or Alfred P. Pavot, Jr. at (202) 551-3738. You may direct questions on other disclosure issues to Edward M. Kelly at (202) 551-3728 or Craig E. Slivka at (202) 551-3729.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Via Facsimile
        Christopher H. Dieterich, Esq.
        Dieterich & Mazarei, LP